UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __First Financial Securities of America, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__16945 Northchase Dr Suite 1800__
                                        (No. and Street)

__Houston__	__Tx__	__77060__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Paul Blutt__	__281-272-7664__	__paul.blutt@ffga.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Ham, Langston & Brezina LLP__
                        (Name – if individual, state last, first, and middle name)

__11500 Fuqua, Suite 475__	__Houston__	__Tx__	__77034__
(Address)	(City)	(State)	(Zip Code)

__11/25/2003__	__298__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, __Dawson Schnautz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __First Financial Securities of America, Inc._____ as of __December 31,_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_Dawson L Schnautz_____

Title:

President_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a 4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a 5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ___   ___

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2025 and 2024

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS



11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ham, Langston & Brezina, LLP.

Houston, Texas
March 11, 2026

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025 AND 2024

ASSETS	2025	2024
Current assets:		
Cash and cash equivalents	$ 1,091,275	$ 999,211
Commissions receivable	9,042	43,680
Prepaid expenses	85,511	74,333
Total current assets	1,185,828	1,117,224
Financing lease assets, net	388	554
Total assets	$ 1,186,216	$ 1,117,778

LIABILITIES AND SHAREHOLDER'S EQUITY	2025	2024
Current liabilities:		
Accounts payable and accrued expenses	$ 55,386	$ 21,526
Current portion of financing lease obligation	185	163
Income taxes payable to Parent	8,757	6,804
Total current liabilities	64,328	28,493
Financing lease obligation, net of current portion	254	439
Deferred tax liability	74	106
Total liabilities	64,656	29,038
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	1,109,560	1,076,740
Total shareholder's equity	1,121,560	1,088,740
Total liabilities and shareholder's equity	$ 1,186,216	$ 1,117,778

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenues:		
Commission revenue	$ 501,733	$ 525,257
Fee revenue	38,248	37,882
Total revenues	539,981	563,139
Expenses:		
Sales commissions	163,611	192,558
Service fee - related parties	105,000	105,000
Overhead expense reimbursement - related party	125,927	164,334
Licenses and fees	38,947	45,515
Amortization	166	166
Other operating expenses	89,350	54,818
Total expenses	523,001	562,391
Other (income) expense, net		
Interest expense	61	80
Interest income	(24,626)	(31,602)
Total other (income) expense, net	(24,565)	(31,522)
Net income before income taxes	41,545	32,270
Provision (benefit) for income taxes:		
Current	8,757	6,856
Deferred	(32)	(80)
Total provision for income taxes	8,725	6,776
Net income	$ 32,820	$ 25,494

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2023	$ 1,000	$ 11,000	$ 1,051,246	$ 1,063,246
Net income	-	-	25,494	25,494
Balance, December 31, 2024	1,000	11,000	1,076,740	1,088,740
Net income	-	-	32,820	32,820
Balance, December 31, 2025	$ 1,000	$ 11,000	$ 1,109,560	$ 1,121,560

The accompanying notes are an integral part of these financial statements.

	2025	2024
Cash flows from operating activities:		
Net income	$ 32,820	$ 25,494
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization on financing leases	166	166
Deferred tax benefit	(32)	(80)
Changes in:		
Commissions receivable	34,638	(1,027)
Receivables, related parties	-	31,794
Prepaid expenses	(11,178)	(6,177)
Accounts payable and accrued expenses	33,860	5,708
Accounts payable, related party	-	(425)
Income taxes payable to Parent	1,953	(4,705)
Net cash provided by operating activities	92,227	50,748
Cash flows from financing activities:		
Payments on financing lease obligations	(163)	(144)
Net cash used in financing activities	(163)	(144)
Net increase in cash and cash equivalents	92,064	50,604
Cash and cash equivalents, beginning of year	999,211	948,607
Cash and cash equivalents, end of year	$ 1,091,275	$ 999,211
Supplemental disclosures of cash flow information:		
Interest paid	$ 61	$ 80
Income taxes paid	$ 6,804	$ 11,509

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. **Organization**

First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly-owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of customers which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue from contracts with customers includes commissions earned from the sponsor of the securities products, investment advisory account supervision and administrative services fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company receives and earns its commission revenue when the securities products are issued by the sponsor. The commissions and fees received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company's significant judgments made in connection with the adoption of Accounting Standards Codification ("ASC") Topic 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and renewal/extension options that are not accounted for as derivatives and are not unconditionally cancellable by the Company.

The allowance for credit losses reflects management's best estimate of probable losses inherent in the commissions receivable balance. At December 31, 2025 and 2024, there was no allowance for credit losses as management believes all accounts are collectible. During the years ended December 31, 2025 and 2024, the Company has recorded no bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

2. **Summary of Significant Accounting Policies, continued**

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of customers. Collateral is generally not required for credit granted.

For the year ended December 31, 2025, approximately $442,874, or 88%, of commission revenue was earned from one carrier of variable annuity products. At December 31, 2025, approximately $1,412, or 16%, of the commissions receivable was from the same carrier. The Company's ability to generate revenue from this carrier was significantly impacted when a major customer elected not to renew its service agreement with the Company effective September 1, 2025, which is the sole product the Company sold through this sponsor. While management expects a corresponding decrease in operating expenses in line with the loss of commission revenue and is pursuing new revenue sources, the resulting loss of commission revenue is expected to have a material adverse impact on the Company's results of operations, financial position, and cash flows in subsequent periods.

For the year ended December 31, 2024, approximately $463,000 or 82% of commission revenue was earned from one carrier of variable annuity products. At December 31, 2024, approximately $38,000, or 87% of the commissions receivable was from the same carrier of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between U.S. GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2025 and 2024, the Company did not book any interest or penalties related to uncertain tax positions.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

2. **Summary of Significant Accounting Policies, continued**

    Adoption of New Accounting Standards

    Income Taxes - Improvements to Income Tax Disclosures

    In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures, updating the accounting standards related to income tax disclosures, primarily focused on the disaggregation of income taxes paid and the rate reconciliation table. The standard is to be applied prospectively with an option for retrospective application and is effective for annual periods beginning after December 15, 2024. The Company adopted the standard on January 1, 2025. The adoption of the standard did not have an impact on the Company's financial condition and results of operations as the standard is disclosure-related only.

3. **Accounts Payable and Accrued Expenses**

    Accounts payable and accrued expenses at December 31 consist of the following:

	2025	2024
Accounts payable	$ 14,352	$ -
Accrued professional fee	35,328	-
Commission payable	212	14,958
Other accrued liabilities	5,494	6,568
Total accounts payable and accrued expenses	$ 55,386	$ 21,526

4. **Income Taxes**

    For the years ended December 31, 2025 and 2024, the provision for income tax of $8,725 and $6,776, respectively, approximated the expected income tax expense, based on the statutory tax rate of 21%. The deferred tax liability of $74 and $106, at December 31, 2025 and 2024, respectively, is related primarily to accelerated amortization. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2025 and 2024.

5. **Related-Party Transactions**

    At December 31, 2025 and 2024, the Company had income taxes payable to its Parent of $8,757 and $6,804, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

    At December 31, 2025 and 2024, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee totaling $30,000, or $2,500 per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2025 and 2024, the Company incurred overhead expense reimbursements to FFC of $125,927 and $164,334, respectively. As of December 31, 2025 and 2024, the Company did not have any outstanding amounts owed FFC, for its over allocation of general operating expense under the agreement. Amounts owed, if any bear no interest and are included in accounts receivable, related party, in the accompanying statements of financial condition.

    At December 31, 2025 and 2024, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), an affiliate that provides administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense totaling $75,000 or $6,250 per month, during the years ended December 31, 2025 and 2024, respectively, for these administrative services, which is included in service fee expense in the accompanying statements of operations. As of December 31, 2025, and 2024, the Company did not have outstanding amounts owed related to the expense allocation agreement.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including service fees and commissions. The Company has identified its President and Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with the Rule. The Company's statement of financial condition as of December 31, 2025 and 2024 reflects the single segment total assets and any additional single segment required disclosures.

7. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025 and 2024, the Company had net capital, as defined by the SEC, of $1,026,619 and $970,173, respectively, which is $1,021,619 and $965,173, respectively, in excess of the net capital requirement of $5,000. At December 31, 2025 and 2024, the Company's ratio of aggregate indebtedness to net capital as defined by SEC, was 0.06 to 1 and 0.03 to 1, respectively. The SEC permits a ratio for the Company at this time of no greater than 15 to 1.

8. **Exemption from Rule 15c3-3**

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(1). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

9. **Subordinated Liabilities**

The Company had no subordinated liabilities during the years ended December 31, 2025 and 2024. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

10. **Subsequent Events**

Management has evaluated subsequent events through March 11, 2026, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2025	2024
Net capital:		
Total shareholder's equity per the accompanying financial statements	$ 1,121,560	$ 1,088,740
Nonallowable assets:		
Commissions receivable	9,042	43,680
Financing lease assets, net	388	554
Prepaid expenses and other assets	85,511	74,333
Total nonallowable assets	94,941	118,567
Net capital before haircuts on security positions	1,026,619	970,173
Haircuts on security positions	-	-
Net capital	1,026,619	970,173
Minimum net capital required (the greater of $5,000 or 6-2/3% and $50,000 or 6-2/3% of total aggregate indebtedness, respectively)	5,000	5,000
Excess net capital	$ 1,021,619	$ 965,173
Aggregate indebtedness	$ 64,656	$ 29,038
Ratio of aggregate indebtedness to net capital	0.06	0.03

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2025, filed on January 18, 2026, and an amended report was filed on March 2, 2026.



11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
<u>UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION</u>**

The Board of Directors
First Financial Securities of America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina, LLP.

Houston, Texas
March 11, 2026

Houston | Champions | Galleria | Galveston

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Dawson Schnautz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Dawson Schnautz, President
March 11, 2026